UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.)[1]

Apartment Investment and Management Company
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

03748R754
(CUSIP Number)

JONATHAN LITT
LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC
1 Landmark Square, 17th Floor
Stamford, Connecticut 06901
(203) 987-5827

STEVE WOLOSKY, ESQ.
MEAGAN REDA, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

---

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

1	NAME OF REPORTING PERSON Land & Buildings Capital Growth Fund, LP	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,511,803
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,511,803

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,803	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON PN	

1	NAME OF REPORTING PERSON Land & Buildings GP LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 1,511,803	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 1,511,803	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,511,803		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON L&B Opportunity Fund, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 687,395
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 687,395

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 687,395	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON L&B Megatrend Fund	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 30,819
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 30,819

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,819	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON L&B Total Return Fund LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,221,461
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,221,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,221,461	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

1	NAME OF REPORTING PERSON L&B Secular Growth	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 14,848
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 14,848

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,848	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON CO	

1	NAME OF REPORTING PERSON Land & Buildings Investment Management, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF, OO	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 8,806,573
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 8,806,573

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,806,573	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%	
14	TYPE OF REPORTING PERSON IA	

1	NAME OF REPORTING PERSON Jonathan Litt		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF, OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 8,806,573	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 8,806,573	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,806,573		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON Corey Lorinsky	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 9
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON IN	

10

1	NAME OF REPORTING PERSON Michelle Applebaum	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,500
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,500	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON IN	

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.   Security and Issuer.

        This statement relates to the Class A Common Stock, par value $0.01 per share (the "Shares"), of Apartment Investment and Management Company, a Maryland corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 4582 South Ulster Street, Suite 1450, Denver, Colorado 80237.

Item 2.   Identity and Background.

        (a)   This statement is filed by:

                (i)   Land & Buildings Capital Growth Fund, LP, a Delaware limited partnership ("L&B Capital"), with respect to the Shares directly and beneficially owned by it;

                (ii)   Land & Buildings GP LP, a Delaware limited partnership ("L&B GP"), as the general partner of L&B Capital;

                (iii)   L&B Opportunity Fund, LLC, a Delaware limited liability company ("L&B Opportunity"), with respect to the Shares directly and beneficially owned by it;

                (iv)   L&B Megatrend Fund, a Cayman Islands company ("L&B Megatrend"), with respect to the Shares directly and beneficially owned by it;

                (v)   L&B Total Return Fund LLC, a Delaware limited liability company ("L&B Total Return"), with respect to the Shares directly and beneficially owned by it;

                (vi)   L&B Secular Growth, a Cayman Islands company ("L&B Secular"), with respect to the Shares directly and beneficially owned by it;

                (vii)   Land & Buildings Investment Management, LLC, a Delaware limited liability company ("L&B Management"), as the investment manager of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of a certain managed account (the "Managed Account");

                (vi)   Jonathan Litt, as the managing principal of L&B Management;

                (vii)   Corey Lorinsky, with respect to the Shares directly and beneficially owned by him; and

                (viii)   Michelle Applebaum, with respect to the Shares directly and beneficially owned by her.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each of L&B Capital, L&B GP, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular, L&B Management, and Messrs. Litt and Lorinsky is 1 Landmark Square, 17th Floor, Stamford, Connecticut 06901. The principal business address of Ms. Applebaum is 6362 E Amber Sun Drive, Scottsdale, Arizona 85266.

(c) The principal business of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular is serving as a private investment fund. The principal business of L&B GP is serving as the general partner of L&B Capital. The principal business of L&B Management is serving as the investment manager of each of L&B Capital, L&B Opportunity, L&B Total Return, L&B Megatrend and L&B Secular and as the investment advisor of a certain managed account (the "Managed Account"). The principal occupation of Mr. Litt is serving as the managing principal of L&B Management. The principal occupation of Mr. Lorinsky is serving as a Principal and Portfolio Manager of L&B Management. The principal occupation of Ms. Applebaum is serving as President of Corp Research Inc.

(d) No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Litt and Lorinsky and Ms. Applebaum are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Shares purchased by each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and L&B Management through the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 1,511,803 Shares beneficially owned by L&B Capital is approximately $10,263,545, excluding brokerage commissions. The aggregate purchase price of the 687,395 Shares beneficially owned by L&B Opportunity is approximately $4,743,421, excluding brokerage commissions. The aggregate purchase price of the 30,819 Shares beneficially owned by L&B Megatrend is approximately $200,234, excluding brokerage commissions. The aggregate purchase price of the 1,221,461 Shares beneficially owned by L&B Total Return is approximately $7,839,315, excluding brokerage commissions. The aggregate purchase price of the 14,848 Shares beneficially owned by L&B Secular is approximately $92,235, excluding brokerage commissions. The aggregate purchase price of the 5,340,247 Shares held in the Managed Account is approximately $36,357,674, excluding brokerage commissions. The aggregate purchase price of the 9 Shares beneficially owned by Mr. Lorinsky is approximately $335, excluding brokerage commissions. The purchase price of the 5,500 Shares beneficially owned by Ms. Applebaum is approximately $ 51,083, excluding brokerage commissions.

13

Item 4.   Purpose of Transaction.

        The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

        L&B Capital has nominated each of Ms. Applebaum and James P. Sullivan (each a "Land & Buildings Nominee" and, together, the "Land & Buildings Nominees") for election to the Issuer's Board of Directors (the "Board") at the 2022 annual meeting of stockholders of the Issuer, scheduled to be held on December 16, 2022 (the "Annual Meeting"). To that end, the Reporting Persons filed a definitive proxy statement and accompanying **BLUE** universal proxy card with the US Securities and Exchange Commission (the "SEC") on October 20, 2022 to be used to solicit votes for the election of the Land & Buildings Nominees, whose biographies are included below, at the Annual Meeting.

        Michelle Applebaum has served as President of Corp Research Inc., a firm engaged in a variety of consulting and retail businesses, since November 2016. Previously, Ms. Applebaum served as a Senior Advisor to Republic Partners, a middle-market investment bank focusing on clients in the industrial and logistics sectors, from September 2016 until October 2018. Prior to that, Ms. Applebaum built one of the first "independent" equity research and corporate advisory boutiques, Michelle Applebaum Research Inc. ("MARI"), and also published an industry newsletter and did industry consulting under the dba, Steel Market Intelligence ("SMI"), serving as Managing Partner, President and CEO of MARI/SMI from 2003 until November 2016. Prior to establishing MARI/SMI, she was an equity analyst and Managing Director with Salomon Brothers (later Citigroup) and became ranked number one in steel equity analysis in 1988 and retained that standing for most of the remainder of her career with the firm. Ms. Applebaum also was a part of the Management Oversight Committee for the firm's top-rated equity research division, and sat on the Credit Committee for all steel business and on the firm's Diversity Committee. Ms. Applebaum's steel equity research has won many accolades and awards, including repeated top ratings from Institutional Investor Magazine and Greenwich Research Associates. Previously, Ms. Applebaum served as a director of Northwest Pipe Company (NASDAQ: NWPX), the largest manufacturer of engineered steel pipe water systems in North America, from September 2014 to June 2020. Ms. Applebaum was also previously employed by Lake Forest College as Adjunct Faculty from 2010 until 2014 and became trustee of the college in 2015. She has also been a frequent contributor to Bloomberg, WSJ, CNBC, Washington Post and other financial news outlets. Ms. Applebaum has been a National Association of Corporate Directors Board Leadership Fellow, has been profiled in Boardroom Insider magazine and is a frequent speaker at conferences regarding stockholder engagement, disclosure and other matters relevant to public companies. Ms. Applebaum holds a Bachelor of Arts degree in Economics from Northwestern University and an MBA in finance/accounting from the Kellogg School of Management at Northwestern University.

        James P. Sullivan most recently served as Senior Advisor of Research at Green Street Advisors, LLC ("Green Street"), an investment research firm that focuses on commercial real estate, from January 2020 to December 2020, after having served as President of Green Street's Advisory Group, which provided strategic advice to commercial real estate owners and investors around the globe, from 2014 to December 2019, Head of North American REIT Research from 2010 to 2014, and Managing Director/Senior REIT Analyst from 1994 to 2009. Prior to Green Street, Mr. Sullivan worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC), a multinational investment bank and financial services holding company, and Manufacturers Hanover Trust Company, a former large New York-based bank. Mr. Sullivan currently serves as a member of the board of directors of each of The James Campbell Company, a private, Hawaii-based, nationally diversified real estate company, since May 2022, where he serves as a member of the Compensation and Audit Committees, and Bixby Land Company, a privately owned real estate company, since 2016, where he serves as Chairman of the Compensation Committee and a member of the Audit Committee. Mr. Sullivan earned an M.B.A. in Finance & Real Estate from Columbia University and a B.A. in Economics from Duke University.

14

On October 28, 2022, the Reporting Persons delivered an open letter to the stockholders of the Issuer (the "Letter") expressing their belief that the Issuer will continue to trade at a significant discount to net asset value until meaningful steps are taken to improve the Issuer's corporate governance and win the trust of stockholders, which the Reporting Persons believe can be achieved through the election of the Land & Buildings Nominees at the Annual Meeting. The Reporting Persons also expressed their belief in the Letter, among other things, that a reconstituted Board is required to oversee urgent action at the Issuer, including a full exploration of strategic alternatives. The full text of the Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, continuing to engage in communications with management and the Board, continuing to engage in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.   Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 152,064,521 Shares outstanding, as of October 6, 2022, which is the total number of Shares outstanding as reported in the Issuer's definitive proxy statement filed with the SEC on October 12, 2022.

A.   L&B Capital

(a)   As of the close of business on the date hereof, L&B Capital beneficially owned directly 1,511,803 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,511,803
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,511,803

(c)   The transactions in the securities of the Issuer by L&B Capital during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Capital collapsed the box with respect to 734,938 Shares.

B.   L&B GP

(a)   L&B GP, as the general partner of L&B Capital, may be deemed the beneficial owner of the 1,511,803 Shares owned by L&B Capital.

Percentage: Approximately Less than 1%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,511,803

3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,511,803

(c)   L&B GP has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of L&B Capital during the past sixty days are set forth above and on Schedule A and are incorporated herein by reference.

C.   L&B Opportunity

(a)   As of the close of business on the date hereof, L&B Opportunity beneficially owned directly 687,395 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 687,395
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 687,395

(c)   The transactions in the securities of the Issuer by L&B Opportunity during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Opportunity collapsed the box with respect to 294,326 Shares.

D.   L&B Megatrend

(a)   As of the close of business on the date hereof, L&B Megatrend beneficially owned directly 30,819 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 30,819
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 30,819

(c)   The transactions in the securities of the Issuer by L&B Megatrend during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Megatrend collapsed the box with respect to 7,604 Shares.

E.   L&B Total Return

        (a)   As of the close of business on the date hereof, L&B Total Return beneficially owned directly 1,221,461 Shares.

                     Percentage: Less than 1%

        (b)   1. Sole power to vote or direct vote: 0
                     2. Shared power to vote or direct vote: 1,221,461
                     3. Sole power to dispose or direct the disposition: 0
                     4. Shared power to dispose or direct the disposition: 1,221,461

        (c)   The transactions in the securities of the Issuer by L&B Total Return during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Total Return collapsed the box with respect to 111,940 Shares.

F.   L&B Secular

        (a)   As of the close of business on the date hereof, L&B Secular beneficially owned directly 14,848 Shares.

                     Percentage: Less than 1%

        (b)   1. Sole power to vote or direct vote: 0
                     2. Shared power to vote or direct vote: 14,848
                     3. Sole power to dispose or direct the disposition: 0
                     4. Shared power to dispose or direct the disposition: 14,848

        (c)   The transactions in the securities of the Issuer by L&B Secular during the past sixty days are set forth in Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Secular collapsed the box with respect to 3,662 Shares.

G.   L&B Management

(a)   L&B Management, as the investment manager of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,511,803 Shares owned by L&B Capital, (ii) 687,395 Shares owned by L&B Opportunity, (iii) 30,819 Shares owned by L&B Megatrend, (iv) 1,221,461 Shares owned by L&B Total Return, (v) 14,848 Shares owned by L&B Secular, and (vi) 5,340,247 Shares held in the Managed Account.

Percentage: Approximately 5.8%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,806,573
3. Sole power to dispose or direct the disposition:
4. Shared power to dispose or direct the disposition: 8,806,573

(c)   L&B Management has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and the Managed Account during the past sixty days are set forth above and on Schedule A and are incorporated herein by reference. In addition to the transactions set forth in Schedule A, on October 27, 2022, L&B Management, on behalf of the Managed Account, collapsed the box with respect to 2,559,867 Shares.

H.   Jonathan Litt

(a)   Mr. Litt, as the managing principal of L&B Management, the investment manager for each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return and L&B Secular and as the investment advisor of the Managed Account, may be deemed to beneficially own the (i) 1,511,803 Shares owned by L&B Capital, (ii) 687,395 Shares owned by L&B Opportunity, (iii) 30,819 Shares owned by L&B Megatrend, (iv) 1,221,461 Shares owned by L&B Total Return, (v) 14,848 Shares owned by L&B Secular, and (vi) 5,340,247 Shares held in the Managed Account.

Percentage: Approximately 5.8%

(b)   1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 8,806,573
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 8,806,573

(c)   Mr. Litt has not entered into any transaction in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer on behalf of each of L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and the Managed Account during the past sixty days are set forth above and on Schedule A and are incorporated herein by reference.

I.   Corey Lorinsky

(a)   As of the close of business on the date hereof, Mr. Lorinsky beneficially owned directly 9 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 9
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9
4. Shared power to dispose or direct the disposition: 0

(c)   Mr. Lorinsky has not entered into any transactions in the securities of the Issuer during the past sixty days.

I.   Michelle Applebaum

(a)   As of the close of business on the date hereof, Ms. Applebaum beneficially owned directly 5,500 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 5,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,500
4. Shared power to dispose or direct the disposition: 0

(c)   Ms. Applebaum has not entered into any transactions in the securities of the Issuer during the past sixty days.

Each of the Reporting Persons may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed the beneficial owner of the Shares directly owned by the members of such group. Each of the Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

(d)   No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

As of the date hereof, L&B Capital and L&B Management, through the Managed Account, have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 218,078 and 3,722,983 Shares, respectively (representing economic exposure comparable to approximately 0.14% and 2.45% of the outstanding Shares, respectively). Collectively, the Derivative Agreements held by such parties represent economic exposure comparable to an interest in approximately 2.59% of the outstanding Shares. The Derivative Agreements provide L&B Capital and L&B Management, through the Managed Account, with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of, call for the delivery of or otherwise exercise any rights in respect of, the Shares that are referenced in the Derivative Agreements (such Shares, the "Subject Shares"). The counterparties to the Derivative Agreements are unaffiliated third party financial institutions. The Reporting Persons hereby expressly disclaim beneficial ownership of the Subject Shares.

As of the date hereof, L&B Capital, L&B Opportunity, L&B Megatrend, L&B Total Return, L&B Secular and the Managed Account have a short interest in 734,937 Shares, 294,325 Shares, 7,604 Shares, 111,939 Shares, 3,662 Shares and 2,559,867 Shares, respectively.

On October 28, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Ms. Applebaum has granted Mr. Litt a power of attorney ("POA") to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer's stockholders. The POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

L&B Management has entered into a compensation letter agreement with each of the Land & Buildings Nominees (each a "Compensation Agreements") pursuant to which it has agreed to pay each Land & Buildings Nominee: (i) $10,000 in cash upon the submission by L&B Capital of its nomination of such Land & Buildings Nominee to the Issuer and (ii) $10,000 in cash upon the filing by L&B Capital or its affiliates of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of such Land & Buildings Nominee's election as a director of the Issuer, provided, however, that, at L&B Management's sole discretion, it may determine to compensate such Land & Buildings Nominee the $10,000 provided for under clause (ii) above at any date of its choosing, including prior to the filing of a definitive proxy statement. The Compensation Agreements expire on the earliest to occur of (i) the Issuer's appointment or nomination of such Land & Buildings Nominee as a director of the Issuer, (ii) the date of any agreement with the Issuer in furtherance of such Land & Buildings Nominee's nomination or appointment as a director of the Issuer, (iii) L&B Capital's withdrawal of its nomination of such Land & Buildings Nominee for election as a director of the Issuer, and (iv) the date of the Annual Meeting. For the avoidance of doubt, such compensation is not being paid in connection with any such Land & Buildings Nominee's capacity or service as a director of the Issuer, if so elected. A form of the Compensation Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

L&B Management has entered into an indemnification letter agreement with each of the Land & Buildings Nominees (each an "Indemnification Agreement"), pursuant to which it has agreed to indemnify each such Land & Buildings Nominee against claims arising from the solicitation of proxies from the Issuer's stockholders in connection with the Annual Meeting and any related transactions. For the avoidance of doubt, such indemnification does not apply to any claims made against any such Land & Buildings Nominee in his or her capacity or service as a director of the Issuer, if so elected. A form of the Indemnification Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

99.1   Letter to stockholders of the Issuer, dated October 28, 2022.

99.2   Joint Filing Agreement, dated October 28, 2022.

99.3   Power of Attorney, dated October 28, 2022.

99.4   Form of Compensation Agreement.

99.5   Form of Indemnification Agreement.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2022

Land & Buildings Capital Growth Fund, LP

By: Land & Buildings Investment Management, LLC
        Investment Manager

By: /s/ Jonathan Litt
        Name: Jonathan Litt
        Title: Managing Principal

Land & Buildings GP LP

By: L&B GP LLC
        General Partner

By: Land & Buildings Investment Management, LLC
        Manager

By: /s/ Jonathan Litt
        Name: Jonathan Litt
        Title: Managing Principal

L&B Opportunity Fund, LLC

By: Land & Buildings Investment Management, LLC
        Investment Manager

By: /s/ Jonathan Litt
        Name: Jonathan Litt
        Title: Managing Principal

L&B Megatrend Fund

By: Land & Buildings Investment Management, LLC
Investment Manager

By: /s/ Jonathan Litt
Name: Jonathan Litt
Title: Managing Principal

L&B Total Return Fund LLC

By: Land & Buildings Investment Management, LLC
Investment Manager

By: /s/ Jonathan Litt
Name: Jonathan Litt
Title: Managing Principal

L&B Secular Growth

By: Land & Buildings Investment Management, LLC
Investment Manager

By: /s/ Jonathan Litt
Name: Jonathan Litt
Title: Managing Principal

Land & Buildings Investment Management, LLC

By: /s/ Jonathan Litt
Name: Jonathan Litt
Title: Managing Principal

/s/ Jonathan Litt
Jonathan Litt
Individually and as attorney-in-fact for Michelle Applebaum

/s/ Corey Lorinsky
Corey Lorinsky

22

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
LAND & BUILDINGS CAPITAL GROWTH FUND, LP			
Sale of Common Stock[1]	(13,871)	8.4247	09/20/2022
Sale of Common Stock[1]	(2,066)	8.3382	09/21/2022
Sale of Common Stock[1]	(102,089)	8.0867	09/22/2022
Sale of Common Stock[1]	(35,035)	7.8755	09/23/2022
Sale of Common Stock[1]	(15,765)	6.8627	10/13/2022
Sale of Common Stock[1]	(11,319)	6.6286	10/13/2022
Sale of Common Stock[1]	(7,642)	6.7928	10/14/2022
Sale of Common Stock[1]	(104,510)	7.3523	10/20/2022
Purchase of Common Stock	83,235	7.3770	10/20/2022
Purchase of Common Stock	206,006	7.4013	10/20/2022
Sale of Common Stock[1]	(122,884)	7.3358	10/20/2022
Purchase of Common Stock	18,814	7.5097	10/21/2022
Sale of Cash-Settled Total Return Swap	(18,814)	7.5063	10/21/2022
Sale of Common Stock[1]	(65,572)	7.5860	10/24/2022
Sale of Common Stock[1]	(125,166)	7.5933	10/24/2022
Purchase of Common Stock	104,046	7.6057	10/24/2022
Purchase of Common Stock	208,091	7.7500	10/24/2022
Sale of Common Stock[1]	(206,022)	7.6022	10/24/2022
Purchase of Common Stock	53,063	7.6467	10/24/2022
Purchase of Common Stock	40,099	7.6918	10/24/2022
Purchase of Common Stock	312,137	7.6057	10/24/2022
Sale of Common Stock[1]	(132,631)	7.6363	10/24/2022
Sale of Common Stock[1]	(126,170)	7.6676	10/24/2022
LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC **(Through the Managed Account)**			
Purchase of Cash-Settled Total Return Swap	95,750	8.6997	09/01/2022
Purchase of Cash-Settled Total Return Swap	94,820	8.8472	09/02/2022
Purchase of Cash-Settled Total Return Swap	61,883	8.9690	09/06/2022
Purchase of Cash-Settled Total Return Swap	225,307	9.0522	09/07/2022
Sale of Common Stock[1]	(15,620)	8.4247	09/20/2022
Sale of Common Stock[1]	(31,645)	8.4247	09/20/2022
Sale of Common Stock[1]	(2,327)	8.3382	09/21/2022
Sale of Common Stock[1]	(4,714)	8.3382	09/21/2022
Sale of Common Stock[1]	(114,958)	8.0867	09/22/2022

Sale of Common Stock[1]	(232,905)	8.0867	09/22/2022
Sale of Common Stock[1]	(79,930)	7.8755	09/23/2022
Sale of Common Stock[1]	(39,452)	7.8755	09/23/2022
Sale of Common Stock[1]	(12,749)	6.6286	10/13/2022
Sale of Common Stock[1]	(17,756)	6.8627	10/13/2022
Sale of Common Stock[1]	(35,980)	6.8627	10/13/2022
Sale of Common Stock[1]	(25,834)	6.6286	10/13/2022
Sale of Common Stock[1]	(40,485)	6.6286	10/13/2022
Sale of Common Stock[1]	(56,385)	6.8627	10/13/2022
Sale of Common Stock[1]	(8,607)	6.7928	10/14/2022
Sale of Common Stock[1]	(17,441)	6.7928	10/14/2022
Sale of Common Stock[1]	(27,331)	6.7928	10/14/2022
Sale of Common Stock[1]	(166,802)	7.3358	10/20/2022
Purchase of Common Stock	169,461	7.3770	10/20/2022
Sale of Common Stock[1]	(250,203)	7.3358	10/20/2022
Purchase of Common Stock	112,980	7.3770	10/20/2022
Purchase of Common Stock	279,627	7.4013	10/20/2022
Sale of Common Stock[1]	(212,794)	7.3523	10/20/2022
Sale of Common Stock[1]	(141,862)	7.3523	10/20/2022
Purchase of Common Stock	419,415	7.4013	10/20/2022
Purchase of Common Stock	73,805	7.5097	10/21/2022
Sale of Cash-Settled Total Return Swap	(73,805)	7.5063	10/21/2022
Sale of Cash-Settled Total Return Swap	(247,381)	7.5063	10/21/2022
Purchase of Common Stock	247,381	7.5097	10/21/2022
Sale of Common Stock[1]	(222,437)	7.5860	10/24/2022
Purchase of Common Stock	352,968	7.6057	10/24/2022
Purchase of Common Stock	705,936	7.7500	10/24/2022
Purchase of Common Stock	180,014	7.6467	10/24/2022
Purchase of Common Stock	1,058,905	7.6057	10/24/2022
Sale of Common Stock[1]	(424,590)	7.5933	10/24/2022
Purchase of Common Stock	136,032	7.6918	10/24/2022
Sale of Common Stock[1]	(698,875)	7.6022	10/24/2022
Sale of Common Stock[1]	(449,917)	7.6363	10/24/2022
Sale of Common Stock[1]	(427,996)	7.6676	10/24/2022

L&B OPPORTUNITY FUND, LLC

Sale of Common Stock[1]	(5,445)	8.4247	09/20/2022
Sale of Common Stock[1]	(811)	8.3382	09/21/2022
Sale of Common Stock[1]	(40,074)	8.0867	09/22/2022
Sale of Common Stock[1]	(13,753)	7.8755	09/23/2022
Sale of Common Stock[1]	(4,445)	6.6286	10/13/2022
Sale of Common Stock[1]	(6,190)	6.8627	10/13/2022
Sale of Common Stock[1]	(3,001)	6.7928	10/14/2022
Purchase of Common Stock	84,952	7.4013	10/20/2022
Sale of Common Stock[1]	(43,101)	7.3523	10/20/2022
Sale of Common Stock[1]	(50,678)	7.3358	10/20/2022
Purchase of Common Stock	34,324	7.3770	10/20/2022
Sale of Common Stock[1]	(27,087)	7.5860	10/24/2022

Sale of Common Stock[1]	(51,703)	7.5933	10/24/2022
Sale of Common Stock[1]	(85,103)	7.6022	10/24/2022
Purchase of Common Stock	21,923	7.6467	10/24/2022
Purchase of Common Stock	128,958	7.6057	10/24/2022
Purchase of Common Stock	42,986	7.6057	10/24/2022
Sale of Common Stock[1]	(54,787)	7.6363	10/24/2022
Sale of Common Stock[1]	(52,118)	7.6676	10/24/2022
Purchase of Common Stock	16,566	7.6918	10/24/2022
Purchase of Common Stock	85,972	7.7500	10/24/2022

L&B MEGATREND FUND

Sale of Common Stock[1]	(369)	8.4247	09/20/2022
Sale of Common Stock[1]	(55)	8.3382	09/21/2022
Sale of Common Stock[1]	(2,718)	8.0867	09/22/2022
Sale of Common Stock[1]	(933)	7.8755	09/23/2022
Sale of Common Stock[1]	(420)	6.8627	10/13/2022
Sale of Common Stock[1]	(301)	6.6286	10/13/2022
Sale of Common Stock[1]	(204)	6.7928	10/14/2022

L&B TOTAL RETURN FUND LLC

Purchase of Common Stock	36,700	8.6990	09/01/2022
Purchase of Common Stock	36,340	8.8658	09/02/2022
Purchase of Common Stock	116,160	8.9587	09/06/2022
Sale of Common Stock[1]	(20,084)	6.8627	10/13/2022
Sale of Common Stock[1]	(14,421)	6.6286	10/13/2022
Sale of Common Stock[1]	(9,735)	6.7928	10/14/2022

L&B SECULAR GROWTH

Sale of Common Stock[1]	(178)	8.4247	09/20/2022
Sale of Common Stock[1]	(27)	8.3382	09/21/2022
Sale of Common Stock[1]	(1,311)	8.0867	09/22/2022
Sale of Common Stock[1]	(450)	7.8755	09/23/2022
Sale of Common Stock[1]	(146)	6.6286	10/13/2022
Sale of Common Stock[1]	(203)	6.8627	10/13/2022
Sale of Common Stock[1]	(98)	6.7928	10/14/2022

---

[1] Represents a short sale.

October 28, 2022

Dear Fellow Aimco Shareholders,

Land & Buildings Investment Management, LLC (together with its affiliates, "Land & Buildings"), has been a close observer of Apartment Investment and Management Company ("Aimco" or the "Company") for decades. We bring to our analysis an acute understanding of the Company's historical operating and financial performance, the circumstances preceding and following its reverse spin off in December 2020, and the dynamics of the multifamily REIT competitive landscape.

At multiple points in the past several years – including most recently in the months prior to the issuance of this letter – we have sought to engage collaboratively with the Aimco Board of Directors (the "Board") and management to address our concerns. Unfortunately, Aimco's leaders have made clear they have zero interest in working together to implement the change that we believe is required to fix the issues that have long weighed on the Company's value.

As a result, we are seeking your support to elect our two highly qualified nominees at the Company's upcoming 2022 Annual Meeting of Shareholders (the "Annual Meeting"). We believe these candidates will collectively bring relevant industry, leadership, financial, and corporate governance experience into the boardroom to help instill a sorely needed culture of accountability at Aimco that can drive improved performance and governance.

A deeply ingrained disregard for shareholders

In September 2020, Aimco announced it would spin out 90% of its assets in a taxable transaction (the "Spin") into a new entity named Apartment Income REIT (AIRC). Land & Buildings believed that the Spin was not in the best interests of shareholders, and instead was a thinly veiled attempt to hit the reset button on a decades-long track record of underperformance. Aimco's actions since then have only reinforced this view.

At the time, we initiated a campaign for Aimco to call a Special Meeting of Shareholders (the "Special Meeting") and hold an advisory vote on whether to effectuate the Spin. Investors made their voices heard – we received support from approximately 47% of Aimco shareholders to call the Special Meeting, as well as from both leading proxy advisory firms, Institutional Shareholder Services Inc. and Glass, Lewis & Co., LLC.

The Company chose to ignore the will of shareholders and complete the Spin before the Special Meeting could be held. They did not stop there – the pre-Spin Board also took the opportunity to install a classified Board structure under the Maryland Unsolicited Takeover Act ("MUTA") – an action universally regarded as terrible corporate governance.

Now, in the two years since the announcement of the Spin, the issues that have historically plagued Aimco have only been magnified, including:

- The **Annual Meeting was delayed** to December from its historical timing in April – for no credible purpose other than as a **defense mechanism,** in our view.

- Consistent investor communication is **utterly disregarded**. There is no analyst coverage, earnings conference calls, earnings guidance, or concerted investor outreach program.

- The Company continues to add to its development/redevelopment program with an inferior cost of capital – a strategy which has **rarely attracted premium valuations**.

The Company will argue that we are too focused on the past and that most of our grievances occurred prior to the Spin under a substantially different Board, and thus are not relevant. The reality is that:

- The Company continues to trade at a **substantial discount to Aimco's own stated net-asset-value (NAV).**

- **Michael Stein** has been a director since 2004 – **a tenure of 18 years** – and was a member of the pre-Spin Board that determined to ignore the will of shareholders and classify the Board, among numerous other problematic governance matters during this time.

- **R. Dary Stone** has been a director for nearly **two years, not two weeks**. As Chairman of the Nominating, Environmental, Social, and Governance Committee, **he could have pressed for the immediate de-staggering of the Board** during this timeframe rather than waiting until the 2024 Annual Meeting to fully de-stagger. He could have also championed for other governance improvements such as removing any supermajority vote requirements to ensure Aimco's governance profile is in line with best-in-class governance practices. **His leadership is sorely lacking here.**

- **Terry Considine** is a director of Aimco, the CEO and director of AIRC, and former CEO of pre-Spin Aimco where he oversaw persistent underperformance. These entanglements between the two companies run counter to the best interests of **every Aimco stakeholder besides Mr. Considine**.

Recent performance is driven by *hope* not *faith*

Based on our analysis and asset-by-asset evaluation, we believe there is more than 70% upside to Aimco's net-asset-value (NAV) versus its current share price.

Aimco's response to any hint of underperformance has been to highlight its recent share price performance versus peers. However, we believe this uptick has been a result of investor *hope* for an event or clear pathway to realizing the substantial value trapped in the shares, not *faith* in current management's business plan or execution. Further, in our view, it is important to assess Aimco's performance using an April 30, 2022 cut-off date – both from the perspective of good corporate governance (given that most NYSE-listed companies hold their Annual Meetings in the first half of each year) and historical precedent (given Aimco's typical April timeframe for holding its Annual Meeting).

The relevance of Aimco's recent share price performance is also lessened by the fact that, in the second quarter of 2022, as was disclosed separately to the SEC in August, Land & Buildings and Westdale Investment's Joe Beard were each separately accumulating significant stakes in the Company. Due to the illiquid nature of the stock, this buying had a significant impact on its price. The shares of AIV further spiked in August when SEC ownership filings revealed these new shareholders and the media speculated about a sale of the Company.[1]

---

[1] https://www.bloomberg.com/news/articles/2022-08-12/activist-investor-litt-is-said-to-push-for-sale-of-aimco-reit.

Total Shareholder Returns	Since AIRC Separation (12/15/2020)
Aimco underperformance vs. MSCI US REIT Index (RMSG)	-20%
Aimco underperformance vs. Proxy Peers	-34%
Aimco underperformance vs. Apartment REITs	-32%

Source: Bloomberg

Note: Proxy Peers as defined in October 28th, 2021 Company Proxy Statement; Apartment REITs defined as BBREAPT Index in Bloomberg; Data through April 30, 2022

The opportunity at Aimco

While the current macroeconomic challenges are certainly impacting the real estate market as a whole, the fundamentals for the apartment sector Aimco operates in remain strong. Real-time rental data shows low vacancy and rental rates continuing to grow solidly year-over-year. Aimco has a high-quality apartment portfolio, including "crown jewel" assets in South Florida that make up approximately 30% of its value.

Further, even in the current M&A market, Aimco remains a highly attractive candidate to be acquired. Numerous value-add opportunities, in-place mortgage debt, and its small size all could result in the Company being bought at a significant premium for shareholders as the capital markets heal.

To be clear, we see two paths for Aimco to realize its true potential. The first is to address the issues that we believe are dragging down the Company's value, including by:

- Immediately opting out of MUTA instead of waiting until 2024;

- Immediately declassifying the Board, which Aimco classified under MUTA only two years ago rather than waiting until 2024;

- Removing Terry Considine as a director to eliminate concerning conflicts;

- Refreshing the Board with independent, experienced and shareholder-friendly directors;

- Moving the Annual Meeting back to the typical timeline; and

- Installing a robust investor outreach program.

The second path is to conduct a thorough strategic review process to explore all strategic alternatives, including options for monetizing all or part of Aimco through a sale.

The path forward

Land & Buildings believes that our independent and exceptionally qualified and experienced nominees, Michelle Applebaum and James Sullivan, are the right individuals to help maximize shareholder value and realize AIV's true potential:

Michelle Applebaum possesses 30+ years' experience working in capital markets and advising CEOs, has significant leadership experience working at a senior level in a large multinational company and has served as a public company director. If elected, we believe Ms. Applebaum would be ideally positioned to help Aimco improve its corporate governance and regain credibility with the investment community.

· *Has served as President of Corp Research Inc., a firm engaged in a variety of consulting and retail businesses, since November 2016.*
· *Previously built one of the first "independent" equity research and corporate advisory boutiques, Michelle Applebaum Research Inc. ("MARI").*
· *Former equity analyst and Managing Director with Salomon Brothers (later Citigroup) and became ranked number one in steel equity analysis for much of her career with the firm.*
· *Previously, Ms. Applebaum served as a director of Northwest Pipe Company (NASDAQ: NWPX), the largest manufacturer of engineered steel pipe water systems in North America, from September 2014 to June 2020.*

James P. Sullivan possesses extensive expertise in the real estate industry and advising REITs, as well as significant investment, leadership and boardroom experience. If elected, we believe Mr. Sullivan would be able to immediately help improve the Company's investor outreach and capital allocation strategies.

· *Most recently spent over twenty-five years at Green Street, a top-rated investment research firm that focuses on commercial real estate, as Senior Advisor of Research and before that, as President of Green Street's Advisory Group.*
· *Prior to Green Street, Mr. Sullivan worked as a real estate investment banker and construction lender at Bank of America (NYSE: BAC), and Manufacturers Hanover Trust Company.*
· *Currently serves as a member of the board of directors of The James Campbell Company, a private, Hawaii-based, nationally diversified real estate company, since May 2022, where he serves as a member of the Compensation and Audit Committees.*

We believe Aimco shareholders deserve an improved and reconstituted Board that is committed to driving accountability and maximizing shareholder value. Over the coming weeks, we look forward to our continued conversations with shareholders and to sharing in their excitement for the quality of our candidates.

WE STRONGLY URGE AIMCO SHAREHOLDERS TO VOTE THE **BLUE** UNIVERSAL PROXY CARD **TODAY** FOR THE ELECTION OF BOTH
OF LAND & BUILDINGS' QUALIFIED AND EXPERIENCED NOMINEES

Sincerely,

/s/ Jonathan Litt

Jonathan Litt
Land & Buildings Investment Management, LLC

Exhibit 99.2

JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Class A Common Stock of Apartment Investment and Management Company, a Maryland corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: October 28, 2022

Land & Buildings Capital Growth Fund, LP

By: Land & Buildings Investment Management, LLC
       Investment Manager

By: /s/ Jonathan Litt
       Name: Jonathan Litt
       Title: Managing Principal

Land & Buildings GP LP

By: L&B GP LLC
       General Partner

By: Land & Buildings Investment Manager, LLC
       Manager

By: /s/ Jonathan Litt
       Name: Jonathan Litt
       Title: Managing Principal

L&B Opportunity Fund, LLC

By: Land & Buildings Investment Management, LLC
       Investment Manager

By: /s/ Jonathan Litt
       Name: Jonathan Litt
       Title: Managing Principal

L&B Megatrend Fund

By: Land & Buildings Investment Management, LLC
      Investment Manager

By: /s/ Jonathan Litt
      Name: Jonathan Litt
      Title: Managing Principal

L&B Total Return Fund LLC

By: Land & Buildings Investment Management, LLC
      Investment Manager

By: /s/ Jonathan Litt
      Name: Jonathan Litt
      Title: Managing Principal

L&B Secular Growth

By: Land & Buildings Investment Management, LLC
      Investment Manager

By: /s/ Jonathan Litt
      Name: Jonathan Litt
      Title: Managing Principal

Land & Buildings Investment Management, LLC

By: /s/ Jonathan Litt
      Name: Jonathan Litt
      Title: Managing Principal

/s/ Jonathan Litt
Jonathan Litt
Individually and as attorney-in-fact for Michelle Applebaum

/s/ Corey Lorinsky
Corey Lorinsky

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Jonathan Litt the undersigned's true and lawful attorney-in-fact to take any and all action in connection with (i) the undersigned's beneficial ownership of, or participation in a group with respect to, securities of Apartment Investment and Management Company, a Maryland corporation (the "Company"), directly or indirectly beneficially owned by Land & Buildings Investment Management, LLC or any of its affiliates (collectively, the "Group"), and (ii) any proxy solicitation of the Group to elect the Group's slate of director nominees to the board of directors of the Company at the 2022 annual meeting of stockholders of the Company (the "Solicitation"). Such action shall include, but not be limited to:

1.   executing for and on behalf of the undersigned any Schedule 13D, and amendments thereto, filed by the Group that are required to be filed under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules thereunder in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

2.   if applicable, executing for and on behalf of the undersigned all Forms 3, 4 and 5 required to be filed under Section 16(a) of the Exchange Act in connection with the undersigned's beneficial ownership of, or participation in a group with respect to, securities of the Company or the Solicitation;

3.   executing for and on behalf of the undersigned all Joint Filing and Solicitation Agreements or similar documents pursuant to which the undersigned shall agree to be a member of the Group;

4.   performing any and all acts for and on behalf of the undersigned that may be necessary or desirable to complete and execute any such document, complete and execute any amendment or amendments thereto, and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

5.   taking any other action of any type whatsoever in connection with the Solicitation, including entering into any settlement agreement, that in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 13(d), Section 16 or Section 14 of the Exchange Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer a member of the Group unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 28th day of October 2022.

/s/ Michelle applebaum
MICHELLE APPLEBAUM

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC
1 Landmark Square, 11th Floor
Stamford, Connecticut 06901

__________, 2022

[Nominee]
[Address]

Dear [Nominee]:

This letter sets forth our mutual agreement with respect to compensation to be paid to you for your agreement to be named and serve as a nominee of Land & Buildings Capital Growth Fund, LP ("L&B Capital") and certain of its affiliates (collectively "Land & Buildings"), including Land & Buildings Investment Management, LLC ("L&B Management"), for election as a director of Apartment Investment and Management Company (the "Company") at the Company's 2022 annual meeting of stockholders including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Annual Meeting").

In consideration of your agreement to be named and serve as a nominee of Land & Buildings for election as a director of the Company at the Annual Meeting, the undersigned hereby agrees to pay you (i) $10,000 in cash upon Land & Buildings submitting a letter to the Company nominating you for election as a director of the Company (with such payment to be made as soon as reasonably practicable after you have been nominated) and (ii) $10,000 in cash upon the filing by Land & Buildings of a definitive proxy statement with the U.S. Securities and Exchange Commission relating to a solicitation of proxies in favor of your election as a director of the Company at the Annual Meeting; provided, however, that, at Land & Buildings' sole discretion, it may determine to compensate you the $10,000 provided for under clause (ii) above at any date of its choosing, including prior to the filing of the Definitive Proxy Statement.

The term of this letter agreement shall commence on the date hereof and shall remain in effect until the earliest to occur of (i) the Company's appointment or nomination of you for election as a director of the Company, (ii) the date of any agreement with the Company in furtherance of your nomination or appointment as a director of the Company, (iii) Land & Buildings' withdrawal of your nomination for election as a director of the Company, and (iv) the date of the Annual Meeting.

The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the State of New York, without regard to its principles of conflict of laws, and by applicable laws of the United States. The parties hereto consent to the jurisdiction of the New York State and United States courts located in New York County, New York for the resolution of any disputes hereunder and agree that venue shall be proper in any such court notwithstanding any principle of forum non conveniens and that service of process on the parties hereto in any proceeding in any such court may be effected in the manner provided herein for the giving of notices. The parties hereto waive trial by jury in respect of any such proceeding.

This letter agreement shall bind and inure to the benefit of you and your heirs, successors and assigns.

This letter agreement may be executed in counterparts, each of which shall be deemed an original, and all of which, taken together, shall constitute one and the same instrument.

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC

By: /s/ Jonathan Litt
Name: Jonathan Litt
Title: Founder & CIO

Accepted and Agreed to:

____
[NOMINEE]

_____, 2022

[Nominee]
[Address]

Re: Apartment Investment and Management Company

Dear [Nominee]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of Apartment Investment and Management Company (the "Company") in connection with the proxy solicitation that Land & Buildings Investment Management, LLC ("Land & Buildings") is considering undertaking to nominate and elect directors at the 2022 annual meeting of stockholders of the Company, including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "Land & Buildings Solicitation"). Your outstanding qualifications, we believe, will prove a valuable asset to the Company and all of its stockholders. This letter agreement (this "Agreement") will set forth the terms of our agreement.

Land & Buildings agrees to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Land & Buildings Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this Agreement; provided further, that upon your becoming a director of the Company, this indemnification shall not apply to any claims made against you in your capacity as a director of the Company. This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys' fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Land & Buildings Solicitation and any related transactions (each, a "Loss").

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Land & Buildings prompt written notice of such claim or Loss (provided that failure to promptly notify Land & Buildings shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure). Upon receipt of such written notice, Land & Buildings will provide you with counsel to represent you. Such counsel shall be reasonably acceptable to you. In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein. Land & Buildings may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of Land & Buildings, any confidential, proprietary or non-public information (collectively, "Information") of Land & Buildings, its affiliates or members of its Schedule 13D group, if any, which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder. Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Land & Buildings, its affiliates or members of its Schedule 13D group, if any, or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

_____

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Land & Buildings so that Land & Buildings may seek a protective order or other appropriate remedy or, in Land & Buildings' sole discretion, waive compliance with the terms of this Agreement. In the event that no such protective order or other remedy is obtained or Land & Buildings does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Land & Buildings and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Land & Buildings and, upon the request of a representative of Land & Buildings, all such information shall be returned or, at Land & Buildings' option, destroyed by you, with such destruction confirmed by you to Land & Buildings in writing.

This Agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

* * *

If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC

By: /s/ Jonathan Litt

Name: Jonathan Litt

Title: Founder & CIO

ACCEPTED AND AGREED:

_____

[Nominee]